Exhibit 2

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.14R(2)

The Company announces that with effect from 4 April 2024, Sue Farr, a Non-Executive Director of the Company, has been appointed as an Independent Director of Ebiquity Plc, a company listed on the London Stock Exchange (AIM).

As announced on 6 February, having served as Non-Executive Directors for nine years, Sue Farr will not stand for re-election at the Company's AGM on 24 April 2024.

C Dhokia
Deputy Secretary

4 April 2024

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